UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Alibaba Group Holding Limited

(Exact name of the registrant as specified in its charter)

Cayman Islands	001-36614	Not Applicable
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation or organization)	Number)	Identification No.)

c/o Alibaba Group Services Limited 26/F Tower One, Times Square 1 Matheson Street Causeway Bay Hong Kong	Not Applicable
(Address of principal executive offices)	(Zip Code)

Timothy A. Steinert, Esq.

General Counsel and Secretary

Telephone: +852-2215-5100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017

Section 1 Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD disclosure of Alibaba Group Holding Limited (the “Company”) is for the period from January 1, 2017 to December 31, 2017. Unless the context indicates otherwise, “the Company,” “we,” and “our” refer to Alibaba Group Holding Limited and its consolidated subsidiaries and its affiliated consolidated entities, including our variable interest entities and their subsidiaries.

This disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2017 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (“3TG”).

The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined that 3TG are necessary to the functionality or production of certain components in its products as follows:

(i)                                     Certain of our Tmall Genie smart speakers and certain of our Tmall set-top boxes and routers contain gold and tin;

(ii)                                  AutoNavi’s navigation systems for vehicles contain gold, tin, tantalum and tungsten;

(iii)                               DingTalk’s smart attendance machines contain gold and tin; and

(iv)                              DingTalk’s mobile routers contain gold, tin, tantalum and tungsten.

We refer to such smart speakers, set-top boxes, routers, navigation systems and smart attendance machines as the “Covered Products.” The Covered Products account for an insignificant percentage of our revenue.

The Company conducted a reasonable country of origin inquiry to determine whether any of the 3TG contained in the Covered Products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the 3TG contained in the Covered Products was conducting (i) an internal supply-chain inquiry to identify products containing 3TG, and (ii) inquiring of the Company’s suppliers eliciting, as applicable, information regarding (a) the country of origin of the 3TG contained in the Covered Products, (b) whether the 3TG came from scrap or recycled sources, and (c) other relevant information regarding the suppliers’ (or its suppliers’) practices concerning 3TG.

Based on the reasonable country of origin inquiry described above, the Company is unable to determine with the greatest possible specificity the country of origin of the 3TG in the Covered Products.

In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at http://www.alibabagroup.com/en/ir/secfilings.

Item 1.02 Exhibits

None.

Section 2 Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: May 31, 2018	By:	/s/ Timothy A. Steinert
Timothy A. Steinert General Counsel and Secretary